UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2008
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit 99.1

Origin Agritech Limited Reports Second Quarter Fiscal 2008 Results

  Year-over-year, revenues increased to RMB 1.56 million from RMB 1.04 million, and the net loss of RMB 29.77 million decreased from RMB 31.36 million.
  Year-over-year, deferred revenue increased to RMB 400 million from RMB 327 million and advances from customers increased to RMB 105 million from RMB 94 million.
  Management reiterates revenue and net income guidance for FY2008
  GMO pipeline on track

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2008. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal 2008, the Company generated revenues of RMB 1.56 million (US$0.22 million), increasing 50.54% from revenue of RMB 1.04 million (US$0.13 million) for the three months ended March 31, 2007.

Deferred revenue more than doubled to RMB 400.15 million (US$57.07 million) at March 31, 2008 from RMB 112.05 million (US$15.36 million) at December 31, 2007. This deferred revenue reflects the value of Origin’s crop seeds after evidence of a sales arrangement is confirmed, delivery to the customer is made, and full pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales volume incentives that Origin gives to its customers. It is expected that majority of this deferred revenue will be recorded on the income statement in the fiscal 2008 third quarter ending June 30, 2008.

Gross loss for the three-months ended March 31, 2008 was RMB 3.30 million (US$ 0.47 million) compared to a loss of RMB 0.87 million (US$0.11 million) in the same period of the prior year.

The operating expenses for the three months ended March 31, 2008 were RMB 33.84 million (US$4.83 million), an increase of 10.03% from RMB 30.76 million (US$3.98 million) in the same period of the prior year. The increase was mainly caused by the increase in general and administrative expenses, which increased 27.80% year over year caused by the increase in the legal fees and other fees paid for professional services.

  Selling and marketing expenses were RMB 11.62 million (US$1.66 million) for the second quarter of 2008, representing a decrease of 3.42% from RMB 12.03 million (US$1.56 million) for the same period of the last year.
  General and administrative expenses of RMB 16.85 million (US$2.40 million) for the second quarter ended March 31, 2008, increased 27.80% from RMB 13.19 million (US$1.71 million) for the three months ended March 31, 2007, which was mainly caused by the increase in the legal fees and other fees paid for professional services.
  Research and development expenses during the quarter were RMB 5.37 million (US$0.77 million), as compared with RMB 5.54 million (US$0.72 million) for the three months ended March 31, 2007.

Operating loss for the second quarter of 2008 amounted to RMB 37.14 million (US$5.30 million) compared with an operating loss of RMB 31.62 million (US$4.09 million) for the same period in 2007.

Net loss for the second quarter of 2008 was RMB 29.77 million (US$4.25 million), or RMB 1.30 (US$0.18) per diluted share, compared to a net loss of RMB 31.37 million (US$4.06 million), or RMB 1.34 (US$0.17) per diluted share in the same period one year ago.

Balance Sheet

Origin's balance sheet at March 31, 2008 included cash and cash equivalents of RMB 235.18 million (US$33.54 million). Investments in US Government Agency bonds amounted to RMB 84.07 million (US$11.99 million). The Company has a working capital of RMB 194.73 million (US$27.77 million), and a shareholders' equity of RMB 261.98 million (US$37.36 million).

Deferred revenue was RMB 400.15 million (US$ 57.07 million) for the three-months ended March 31, 2008 as compared to RMB 326.92 million (US$42.33 million) for the same period last year. Advance from customers was RMB 105.17 million (US$ 15.00 million) for the three-months ended March 31, 2008 as compared to RMB 93.54 million (US$12.11 million) for the same period last year.

Company Update

As the Chinese corn seed markets continue a period of transition, the Company has taken the necessary steps to make sure that it maintains market leadership during this time. Origin enjoys a solid reputation among farmers and has outperformed competitors with its hybrid seed products portfolio. Furthermore, the Company strongly believes its research and development efforts on biotechnology and GMO will eventually payoff. The focus remains on the successful introduction of genetically modified crop seeds in China. Origin will emerge as one of the leading bio-agricultural players to compete in China.

GMO Pipeline Update

Our Phase 5 Phytase corn is progressing well as we continue to expect a final approval before the end of this year. This would mark the first GMO corn product approved for commercialization in China. Upon approval, the product would be able to be sold into the Chinese marketplace.

We expect to gain significant operating leverage with our genetically modified corn products whereby we expect to be able to charge an additional technology fee for each corn product carrying the GMO trait. Our initial estimates suggest that this fee would be approximately a 20% increase in the overall price and would add incrementally to our gross margin as we expect the cost of production for GMO seeds to be similar to conventional hybrids.

Fiscal 2008 Guidance

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2008 in the range of US$75 million to US$80 million and net income range of US$0.5 million to US$2 million, for the fiscal year ending September 30, 2008. This net income figure is inclusive of roughly US$2.7 million dollars in expected non-cash interest expense from our convertible debt offering. Exclusive of this non-cash expense, we expect a net income range of US$3.0 to US$4.5 million.

Conference Call

Management will conduct a conference call on Tuesday, June 3, 2008 at 9:00 AM Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

To participate, please call the following numbers 10 minutes before the call start time and ask to be connected to the Origin Agritech conference call: Phone Number: +1-877-407-9210 (North America) Phone Number: +1-201-689-8049 (International) In addition, the conference call will be broadcast live over the Internet at: www.originagritech.com.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except number of share and per share data)

	Three months ended March 31,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	1,036	134	1,560	222
Cost of revenues	(1,902)	(246)	(4,857)	(693)

Gross loss	(866)	(112)	(3,297)	(471)

Operating expenses:
Selling and marketing	(12,027)	(1,557)	(11,615)	(1,657)
General and administrative	(13,188)	(1,708)	(16,854)	(2,404)
Research and development	(5,540)	(717)	(5,371)	(766)

Total operating expenses	(30,755)	(3,982)	(33,840)	(4,827)
			-
Loss from operations	(31,621)	(4,094)	(37,137)	(5,298)
Interest expense	(4,963)	(643)	(9,904)	(1,412)
Share of earnings in equity investee companies	(1,037)	(134)	1,378	197
Interest income	2,543	329	1,013	144
Other income (loss)	710	92	(306)	(44)
Changes in the fair value of embedded derivatives	-	-	4,991	712

Loss before income taxes and minority interests	(34,368)	(4,450)	(39,965)	(5,701)
Income tax expense
Current	(278)	(36)	9	1
Deferred	2,727	353	7,291	1,040

Income tax expense	2,449	317	7,300	1,041

Loss before minority interests	(31,919)	(4,133)	(32,665)	(4,660)
Minority interests	553	72	2,898	413

Net Loss	(31,366)	(4,061)	(29,767)	(4,247)

Net loss per share – basic	(1.34)	(0.17)	(1.30)	(0.18)

Net loss per share – diluted	(1.34)	(0.17)	(1.30)	(0.18)

Shares used in calculating basic net loss per share	23,364,058	23,364,058	22,974,059	22,974,059

Shares used in calculating diluted net loss per share	23,364,058	23,364,058	22,974,059	22,974,059

Cash dividend per share	-	-	-	-

CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	September 30,		March 31,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	162,314	21,663	235,184	33,540
Debt securities	133,968	17,880	84,071	11,990
Accounts receivable, net	2,750	367	4,012	572
Due from related parties	7,384	986	9	1
Advances to suppliers	1,029	137	16,529	2,357
Advances to growers	24,452	3,263	3,360	479
Inventories	449,207	59,952	708,192	100,997
Income tax recoverable	1,760	235	1,708	244
Prepaid expenses and other current assets	11,459	1,529	11,303	1,612

Total current assets	794,323	106,012	1,064,368	151,792
Land use rights, net	21,554	2,877	20,742	2,958
Plant and equipment, net	143,043	19,091	147,067	20,974
Equity investments	58,882	7,858	59,338	8,462
Goodwill	16,665	2,224	16,665	2,377
Due from related parties	7,325	978	4,789	683
Acquired intangible assets, net	43,057	5,746	46,922	6,692
Deferred income tax assets	12,828	1,712	28,736	4,098
Other assets	13,306	1,776	14,916	2,127

Total assets	1,110,983	148,274	1,403,543	200,163

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	268,400	35,821	240,940	34,361
Accounts payable	14,365	1,917	13,601	1,940
Due to growers	17,811	2,377	2,973	424
Due to related parties	4,233	565	28,618	4,081
Advances from customers	82,187	10,970	105,174	15,000
Deferred revenues	23,238	3,101	400,154	57,067
Income tax payable	39,059	5,213	39,059	5,570
Other payables and accrued expenses	50,054	6,680	39,118	5,579

Total current liabilities	499,347	66,644	869,637	124,022

Long-term borrowings	1,880	251	940	134
Convertible notes, net of discount	173,669	23,178	171,512	24,460
Embedded derivatives-redemption feature	86,937	11,603	58,072	8,282
Other long-term liabilities	3,458	461	3,658	522

Total liabilities	765,291	102,137	1,103,819	157,420
Minority interests	48,775	6,510	37,743	5,383
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-
Common stock (no par value; 60,000,000 shares authorized, 22,974,059 issued and outstanding shares as of September 30, 2007 and March 31, 2008	-	-	-	-
Additional paid-in capital	377,324	50,359	379,563	54,130
Retained earnings (deficit)	(41,404)	(5,526)	(86,540)	(12,342)
Treasury stock at cost (498,851 shares)	(29,377)	(3,921)	(29,377)	(4,190)
Accumulated other comprehensive loss	(9,626)	(1,285)	(1,665)	(238)

Total shareholders’ equity	296,917	39,627	261,981	37,360

Total liabilities, minority interests and shareholders’ equity	1,110,983	148,274	1,403,543	200,163

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations:
Global Consulting Group
Eddie Cheung / Dixon Chen, 646-284-9414
echeung@hfgcg.com / dchen@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

		By:	/s/ Yuan Liang
		Name:	Yuan Liang
		Title:	Co-Chief Executive Officer

Date:	June 2, 2008

EXHIBIT

Exhibit Number	Description

99.1	Press release regarding the second quarter earnings of FY2008.